SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                               Sunway Global Inc.
                               ------------------
                                (Name of Issuer)

                  Common Stock, par value $0.0000001 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    86800G105
                                    ---------
                                 (CUSIP Number)

                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
                                -----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2008
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 7 pages

CUSIP No.: 86800G105

NAME OF REPORTING PERSON

1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Adam Benowitz

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF         7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY      8        SHARED VOTING POWER - 4,989,374
OWNED BY
EACH              9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH       10       SHARED DISPOSITIVE POWER - 4,989,374

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,989,374

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.3%

14    TYPE OF REPORTING PERSON

      IN

                                Page 2 of 7 pages

CUSIP No.: 86800G105

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Opportunity Master Fund, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

NUMBER OF         7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY      8        SHARED VOTING POWER - 4,989,374
OWNED BY
EACH              9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH       10       SHARED DISPOSITIVE POWER - 4,989,374

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,989,374

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.3%

14    TYPE OF REPORTING PERSON

      CO

                                Page 3 of 7 pages

CUSIP No.: 86800G105

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF         7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY      8        SHARED VOTING POWER - 4,989,374
OWNED BY
EACH              9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH       10       SHARED DISPOSITIVE POWER - 4,989,374

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,989,374

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.3%

14    TYPE OF REPORTING PERSON

      IA

                                Page 4 of 7 pages

                                EXPLANATORY NOTE

      This Amendment No. 1 (this "Statement") amends the Schedule 13D relating to Sunway Global Inc., a Nevada corporation (formerly known as National Realty & Mortgage, Inc.) (the "Issuer"), originally filed on November 2, 2007 by and on behalf of Vision Opportunity Master Fund, Ltd. (the "Fund") and certain of its affiliates (the "Existing Schedule 13D"). References in the Existing Schedule 13D to the par value of Issuer's Common Stock is hereby amended from $0.001 to $0.0000001. In addition, Item 4 of the Existing Schedule 13D is hereby supplemented and Items 1 and 5 of the Existing Schedule 13D are hereby replaced in their entirety, as follows:

ITEM 1.     Security and Issuer.

      The class of equity securities to which this Statement relates is the common stock, par value $0.0000001 per share (the "Common Stock"), of Sunway Global Inc., a Nevada corporation (the "Company" or the "Issuer"), with its principal executive offices located at Daqing Hi-Tech Industry Development Zone, Daqing, Heilongjiang, Post Code 163316, People's Republic of China.

ITEM 4.     Purpose of Transaction.

      Reverse Split

      As of February 7, 2008, pursuant to a Certificate of Amendment to the Certificate of Incorporation filed with the Secretary of State of the State of Nevada the Issuer (i) changed its corporate name to "Sunway Global Inc." and
(ii) effected a 1-for-86.3035 reverse stock split whereby every 86.3035 issued and outstanding shares of common stock of the Issuer was automatically combined into and became one fully paid and nonassessable share of Common Stock (the "Reverse Split").

      In addition, as a result of the Reverse Split, each share of the Issuer's Series A Preferred Stock was automatically converted into sixty (60) shares of Common Stock. The Fund's 7,990 shares of Series A Preferred Stock automatically converted into 479,400 shares of Common Stock.

ITEM 5.     Interest in Securities of the Issuer.

      (a) The Fund directly beneficially owns 4,989,374 shares of Common Stock (consisting of 626,958 shares owned outright and 4,362,416 shares issuable upon exercise of the Series J Warrants described in Item 4, which shares can be acquired within 60 days), representing 27.3% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 13,935,464 shares of Common Stock outstanding as of as of February 7, 2008, as reported by the Issuer's transfer agent on February 7, 2008.

      (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 4,989,374 shares of Common Stock reported herein.

      (c) Other than as set forth in Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

      (d)   Not applicable.

                                Page 5 of 7 pages

      (e)   Not applicable.

                                Page 6 of 7 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2008

                       ADAM BENOWITZ
                       VISION CAPITAL ADVISORS, LLC
                       VISION OPPORTUNITY MASTER FUND, LTD.

                       By:  ADAM BENOWITZ
                           ----------------------------------------------------
                       Adam Benowitz, for himself, as Managing Member of the Investment Manager and as a Director of the Fund

                                Page 7 of 7 pages